PROSKAUER ROSE LLP 1585 BROADWAY NEW YORK, NY 10036-8299

Julie Allen
Member of the Firm

Direct Dial 212.969.3155
jallen@proskauer.com

December 27, 2010

VIA ELECTRONIC TRANSMISSION

Justin Dobbie, Esq.
Special Counsel
United States Securities and Exchange Commission
Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-1004

Re:	Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.
Registration Statement on Form S-4
File No. 333-170977
Filed on December 3, 2010

Dear Mr. Dobbie:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-4 (File No. 333-170977) (the “Registration Statement”) of Icahn Enterprises L.P., a Delaware limited partnership (the “Icahn Enterprises”), and Icahn Enterprises Finance Corp., a Delaware corporation (“Icahn Enterprises Finance” and, together with Icahn Enterprises, the “Company”), in your letter dated December 15, 2010 (the “Comment Letter”).

We are writing to respond to the comment contained in the Comment Letter.

For your convenience, your comment is set forth in this letter in bold italics, followed by our response.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Justin Dobbie, Esq.
United States Securities and Exchange Commission
December 27, 2010

Supplemental Letter

1.
We note that you are registering 7 ¾% senior notes due 2016 and 8% senior notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Contemporaneously with the submission of this letter, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In connection with responding to the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen

Enclosures

cc:           Daniel A. Ninivaggi (Icahn Enterprises L.P.)